SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s Upgrades PLDT’s Local Currency Rating to Baa3; Outlook Positive”.	6

Exhibit 1

July 19, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s Upgrades PLDT’s Local Currency Rating to Baa3; Outlook Positive”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

July 19, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s Upgrades PLDT’s Local Currency Rating to Baa3; Outlook Positive”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  July 19, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s Upgrades PLDT’s Local Currency Rating to Baa3; Outlook Positive”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: July 19, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

Moody’s Investors Service Global Credit Research

Rating Action

18 JUL 2006

Rating Action: Philippine Long Distance Telephone Company

MOODY'S UPGRADES PLDT'S LOCAL CURRENCY RATING TO Baa3; OUTLOOK POSITIVE

Hong Kong, July 18, 2006 --Moody's Investors Service has today raised the local currency corporate family rating of Philippine Long Distance Company (PLDT) to Baa3 from Ba1 with a positive outlook. This action concludes the review for possible upgrade commenced on March 29, 2006. At the same time, Moody's has withdrawn the Baa3 corporate family rating and assigned a Baa3 local currency issuer rating --positive outlook -given the company is investment grade without issues of subordination. Moody's has affirmed PLDT's Ba2 foreign currency senior unsecured ratings, which were not subject to the review, with a negative outlook.

"The upgrade has been prompted by continued improvements in PLDT's credit profile, such that it now enjoys a lowly geared balance sheet, a 65% share in revenue terms of the Filipino market, where only one major competitor is present, and has flexibility significant enough to invest its free cash flows into upgrading its technology base," says Moody's Charles Macgregor, VP/Senior Credit Officer and lead analyst for the company.

Moody's notes that the company has firm growth prospects; manageable capex requirements notwithstanding prospective investment in 3G technology and a next generation fixed network; no meaningful structural subordination, notwithstanding debt at its Smart Cellular subsidiary; conservative financial policies; and a sound liquidity risk profile to ensure that it is appropriate for an investment grade company.

"The company, however, remains exposed to changes in government fiscal policy and, to a lesser degree, regulatory and foreign exchange risk, such that continued open access to global capital markets may be threatened by any precipitous developments within the Philippines. At the same time, the magnitude of this risk diminishes as PLDT repays maturing debt given lack of need to access debt markets," Moody's Macgregor adds.

The local currency issuer rating outlook is positive, while the foreign currency rating has a negative outlook and would be downgraded if the Philippines' B1 foreign currency country ceiling with negative outlook is downgraded.

In accordance with Moody's global rating methodology for telecommunications companies (please refer to Rating Methodology: Global Telecommunications Industry, February 2005), PLDT's overall performance measurements on a consolidated basis, relative to the rating methodology, indicate a Baa3 rating category being constrained by country specific factors, which is consistent with its Local Currency rating.

The positive outlook reflects that PLDT's credit metrics already exhibit a strong investment grade quality; hence upward pressure on the local currency rating is now a function of a more stable economic, political and social environment, and which could reduce the uncertainties associated with the company's prospective operating environment. Indicators of a stabilising environment could be reflected by a strengthening of EBITDA, both absolutely and as a percentage of revenue above PHP90 billion and 65% respectively. A seamless transition to a 3G platform would also be a positive development. The foreign currency ratings would further be upgraded with an upgrade in the sovereign rating.

Exhibit 1

PLDT currently enjoys a healthy financial and operating risk profile, and downward pressure on the rating is not expected. Event risk is, however, apparent due to sovereign-related issues that could manifest in changes to either the tax or regulatory environments. Such an outcome may be seen in weaker credit metrics, specifically with the EBITDA margin falling below 50%, debt/EBITDA rising above 2.0x, and FFO Interest coverage trending towards 4x. In addition, PLDT's foreign currency ratings are sensitive to movements in the sovereign rating.

Philippine Long Distance Company, based in Manila, Republic of Philippines, is that country's leading provider of integrated telecommunications services.

Sydney

Brian Cahill Managing Director

Corporate Finance Group

Moody's Investors Service Pty Ltd

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

Sydney

Charles F. Macgregor

VP -Senior Credit Officer

Corporate Finance Group

Moody's Investors Service Pty Ltd

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

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Moody's Investors Service Pty Limited does not hold an Australian financial services licence under the Corporations Act. This credit rating opinion has been prepared without taking into account any of your objectives, financial situation or needs. You should, before acting on the opinion, consider the appropriateness of the opinion having regard to your own objectives, financial situation and needs.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 19, 2006